Exhibit 99.1

Bright Scholar Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

FOSHAN, China, April 29, 2022 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”) dated April 29, 2022 from its Chairperson of the Board, Ms. Huiyan Yang, and Ms. Meirong Yang (collectively, the “Buyer Group”) proposing to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Shares”), including Class A Shares represented by American depositary shares (the “ADSs,” each representing one Class A ordinary share), and Class B ordinary shares of the Company (the “Class B Shares,” and together with the Class A Shares, the “Shares”) that are not already beneficially owned by the Buyer Group for a purchase price of US$0.83 per Share in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. The price represents (i) a premium of 44% to the closing price of the ADS on April 28, 2022, the last trading day prior to the date of the Proposal and (ii) a premium of 34% and 26% to the volume-weighted average closing price of the ADSs during the last 30 and 60 trading days, respectively. A copy of the Proposal is attached hereto as Annex A.

According to the Proposal, the Proposed Transaction is intended to be financed with a combination of debt and equity capital, where equity capital is expected to be provided by the Buyer Group and any additional equity investor who may be admitted to the Buyer Group, and debt financing is expected to be provided by loans from third party financial institutions.

The Board intends to form a special committee consisting of independent and disinterested directors to consider the Proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

Annex A

29 April 2022

The Board of Directors (the “Board”)

Bright Scholar Education Holdings Limited (the “Company”)

No.1, Country Garden Road,

Beijiao Town, Shunde District,

Foshan, Guangdong, PRC

Dear Members of the Board:

Ms. Huiyan Yang, chairperson of the Board, and Ms. Meirong Yang (collectively, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares of the Company (the “Class A Shares”), including Class A Shares represented by American depositary shares (“ADSs”, each representing one Class A Share), and Class B ordinary shares of the Company (together with the Class A Shares, the “Shares”), that are not already beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”).

Our proposed purchase price for each Share or ADS is US$0.83 in cash. We believe that our proposal provides an attractive opportunity to the Company’s shareholders. This price represents a premium of 44% to the closing price of the ADS on 28 April, 2022, the last trading day prior to the date hereof and a premium of 34% and 26% to the volume-weighted average closing price of the ADSs during the last 30 and 60 trading days, respectively.

The Buyer Group currently beneficially owns approximately 78.06% of all the issued and outstanding Shares of the Company, which represent approximately 92.52% of the aggregate voting power of the Company.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition outlined in this letter.

1. Purchase Price. Our proposed consideration payable for the Shares and ADSs acquired in the Acquisition is US$0.83 per Share or per ADS in cash (in each case other than those Shares or ADSs beneficially owned by the Buyer Group).

2. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided by the Buyer Group and from any additional equity investor who may be admitted to the Buyer Group. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3. Due Diligence. The Buyer Group and the other parties providing financing will require a timely opportunity to conduct customary due diligence on the Company and its subsidiaries. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement. We have engaged Houlihan Lokey (China) Limited as our financial advisor and Davis Polk & Wardwell LLP as our legal counsel. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

4. Definitive Agreement. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. We expect that such Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company, who will be exclusively authorized to consider and negotiate with us the proposed Acquisition, including the Definitive Agreements. In considering this proposal, you should be aware that we are interested only in pursuing the Acquisition and we do not intend to sell our stake in the Company to any third party.

6. Confidentiality. We trust you will agree with us that it is in all of our mutual interests to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. No Binding Commitment. This letter is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to the Acquisition. Such a binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

*****

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this letter, please do not hesitate to contact us. We look forward to hearing from you.

Huiyan Yang

/s/ Huiyan Yang

Meirong Yang

/s/ Meirong Yang

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